Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

MONDAY, APRIL 29
2013

Performance Statistics

On-Time Experience for the Weekend (April 26-28)

American	Fri	Sat	Sun	MTD	Target
D-0	54.0	69.4	68.8	53.5	67.8
A+14	78.2	92.1	90.2	71.3	81.4

Eagle
D-0	81.0	78.0	75.0	58.0	74.0
A+14 DOT	68.7	87.6	89.0	65.3	80.8

Every Bag Counts

American	Sun	MTD*	DOT Standard
	2.03	3.20	2.50

*	DOT claims per 1000 customers

Announcements

TWU, IAM Reach Agreement on Seniority Integration Process

The Transport Workers Union (TWU) and the International Association of Machinists and Aerospace Workers (IAM) have reached a negotiated agreement outlining how the unions will manage the seniority integration process for their mutual workgroups. This agreement was reached ahead of the deadline included in the TWU’s Memorandum of Understanding, and represents significant progress as we continue to move toward closing our merger with US Airways.

» AAdvantage Program Voted Airline Program of the Year

It’s time to celebrate! The AAdvantage program received three top awards, including Airline Program of the Year, Best Elite Program, and Best Airline Promotion at the Freddie Awards, which honors the best in travel loyalty programs. This is the second consecutive year American has won these awards. Your hard work allows us to deliver our loyal AAdvantage members best-in-class products, services, and experiences. Thank you for all you do, and for helping us bring home wins again this year. Congratulate your colleagues, and tell us what you think!

» Calling All Fleet Service Clerks - Sign Up for the Uniform Fit Tour Today!

Have you signed up to attend the Fleet Service uniform fit tour yet? Twin Hill is taking the new uniforms on the road to DFW, JFK, LAX, ORD and MIA this week. This is the first chance for Fleet Service Clerks to see their new uniforms in person, try them on and place their orders. Visit new Jetnet for the full schedule and s reservation system to make an appointment.

» They “Weely” Love Being Healthy

An ounce of prevention goes a long way. On My.AA.com, the benefits website for American Airlines people, read how Jim and Lynette Weel, team members of American and American Eagle, respectively, made their health a top priority with a date to undergo an important medical procedure together. Remember that in-network preventive care is covered at 100 percent with your medical coverage.

AMR in the News

From Bloomberg BusinessWeek

Corporate Sponsorship is a Broadway Hit

Corporate sponsors aren’t a new phenomenon on Broadway. A glance down 42nd Street reveals the American Airlines Theater and the Foxwoods Theater, formerly the Hilton Theater and, before that, the Ford Center for the Performing Arts. After years of economic constraint, felt acutely in the arts, such partnerships between brands and shows are resurgent. “They’re like mini marriages,” says Scott Moore, president of AKA, a Broadway marketing firm, of pairing shows with corporate sponsors. “Big outside brands are interested in speaking to the same kind of audiences we are, which are quite often fairly highly educated and with high income.” Beloved brands such as Matilda and Annie tend to attract official sponsors more readily, says Moore. American Airlines, Motown’s official airline and a sponsor of Annie, sees its Broadway partnerships as a way to support the arts while “connecting with our customers - our domestic and international travelers - and sharing their interests,” says Jim Carter, Managing Director – Eastern Division Sales.

Industry News

From Aviation Week

Heathrow Studies Options to Build Capacity

Heathrow Airport Holdings has been quietly exploring options for future airport configurations and two new locations never previously examined for the siting of a major new airport. A consultancy has drafted 10 options, ranging from a reconfiguration of the current airfield with two runways and a new terminal layout, to an entirely new four-runway facility built on greenfield land at one of two locations in the nearby counties of Berkshire and Buckinghamshire to supplement, or more likely replace Heathrow. The two new sites suggested by the consultants would feature a four-runway layout, not unlike the configuration of Madrid’s Barajas Airport. Two runways would be located on either side of a main terminal core, while the other two runways, parallel to the first two, would be slightly offset but more than 1 kilometer apart, allowing parallel landing and takeoff operations. The newly-built facilities could potentially handle 140 million passengers and 800,000 air traffic movements a year, just under twice Heathrow’s capacity today.

From Reuters

Etihad Agrees to Codeshare Deal With Air Canada

Fast-growing United Arab Emirates carrier Etihad said it would partner with Air Canada in a new codeshare agreement, days after the two countries put aside disagreements and eased visa rules. The UAE reinstated a visa waiver for Canadian citizens in April, which it withdrew amid a dispute over landing rights more than two years ago. Etihad and Dubai carrier Emirates had been lobbying the Canadian government to boost thrice-weekly direct flights to Toronto and more Canadian destinations, with support from the UAE government, but failed to gain greater access. There has been no indication on whether renewed cooperation between the two countries would lead to more landing rights. The codeshare is part of a series of partnerships for Etihad as it pursues ambitious global expansion plans.

Crude Oil and Jet Fuel

Closing Fuel Prices for Friday, April 26

Crude oil was $93.00 a barrel, down $0.64 from the previous day.

Jet fuel price was $115.55 a barrel, down $0.69.

Safety First - Tip of the Week

If a flash flood or tsunami is coming, get to higher ground immediately. Never drive through water if you can’t see the bottom. Never walk through moving water.

JETWIRE is published by Communications. Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.